UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 7, 2021

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of December 7, 2021.

The information contained in Exhibit 1 to this Form 6-K, except the information contained in (i) the third paragraph, the reference to “to c.3x adjusted net debt/ adjusted EBITDA and expect to reach this by the year end” in the third sentence of the fifth paragraph (and the related endnotes) and the last paragraph under the heading “Jack Bowles, Chief Executive:”, (ii) the last bullet point under the heading “Accelerating our Transformation:”, (iii) the first, fifth, sixth (and the related sub-bullets), penultimate and last bullet point (and the related endnotes) under the heading “Delivering financial performance:”, (iv) the bullet points (and the related endnotes) under the heading “Technical guidance:”, (v) the heading “Continued value growth in combustibles, with strong pricing partially offset by geographic mix and absorbing a c.£260m profit impact in Australia and New Zealand” (and the related endnote), (vi) the heading “Webcast and Conference call - The conference call will begin at 8.30am (GMT).” and five paragraphs thereunder, and (vii) the third, fourth and penultimate paragraphs under the heading “Note on Non-GAAP Measures” is incorporated by reference into the Company's Form S-8 Registration Statements File Nos. 333-237186, 333-223678 and 333-219440 and Form F-3 Registration Statement File No. 333-232691, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “British American Tobacco p.l.c. 2021 Second Half Pre-Close Trading Update” dated December 7, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Claire Dhokia
	Name:	Claire Dhokia
	Title:	Deputy Secretary

Date:  December 7, 2021